Exhibit 99.1

Enlivex Receives Regulatory Authorization for the Initiation of a Placebo-Controlled Phase I/II Trial Evaluating Allocetra in Up To 46 Patients with Thumb Osteoarthritis

●	First study of AllocetraTM in thumb osteoarthritis, a debilitating disease that affects millions of people in the U.S., and has no FDA-approved therapy
●	Third study of AllocetraTM in osteoarthritis, following the on-going Phase I/II trial in pre-surgery, end-stage knee osteoarthritis, and the on-going randomized, placebo-controlled Phase I/II trial in up to 160 moderately to severely symptomatic knee osteoarthritis patients

Ness-Ziona, Israel, June 03, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Israeli Ministry of Health authorized the initiation of an investigator-initiated, randomized, placebo-controlled Phase I/II trial to evaluate the efficacy, safety and tolerability of Allocetra™ following injection into patients with basal thumb joint (first carpometacarpal (CMC) joint) osteoarthritis.

The investigator-initiated trial will be led by Amir Oron, M.D., a senior specialist in Orthopedics and Chief of Hand Surgery and Microsurgery at the Kaplan Medical Center in Rehovot, Israel. Dr. Oron stated, “Osteoarthritis of the basal joint of the thumb is a very common disease, and while it can be extremely painful and debilitating, we currently have no truly effective treatments for this disease. We now have become more knowledgeable about the pivotal role that macrophages play in the development and progression of osteoarthritis, and I believe that the unique and innovative mechanism of action of AllocetraTM may be a disease modifying treatment for these patients. I am excited to lead this study and look forward to initiating the trial.”

Dr. Oron has a long and successful track record of innovation. He was the first Israeli surgeon who participated in donor-hand transplantation surgery and is an award winner from the American Society for Surgery of the Hand for the development of an innovative tendon repair technique.

The investigator-initiated Phase I/II trial plans to recruit up to 46 patients and is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of AllocetraTM injection to patients with osteoarthritis of the first basal thumb joint (first CMC joint) of the target thumb who have failed conventional therapies, to identify the dose for the randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which is expected to be initiated following the completion of the safety run-in stage and selection of the safe and tolerable dose. Up to 40 patients will be randomized in a 1:1 ratio for treatment with AllocetraTM at the selected dose or placebo. The primary safety endpoint will measure the frequency and severity of adverse events and serious adverse events and the efficacy endpoints will include assessments of change from baseline in pain and function for up to 12 months.

“Assessing the safety and efficacy of AllocetraTM in sizeable randomized controlled trials is a critical step in the expansion of our osteoarthritis clinical development programs into additional joints, and we remain committed to accelerating the development of AllocetraTM as we seek to deliver novel disease modifying therapies that can improve the lives of patients with osteoarthritic conditions,” stated Oren Hershkovitz, Ph.D., CEO of Enlivex.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT BASAL THUMB OSTEOARTHRITIS

Osteoarthritis of the thumb is a chronic condition causing pain, stiffness and occasional clicking and swelling in the joint at the base of thumb (also known as the carpometacarpal or CMC joint). Simple daily tasks can become painful and difficult. The prevalence of thumb osteoarthritis increases substantially with age and is more common in postmenopausal woman. The prevalence of radiographic base thumb OA was reported to be 5.8% and 7.3%, for 50-year-old males and females, respectively, while the respective prevalence for 80-year-old male and female participants was reported as 33.1% and 39.0%1. The overall estimated symptomatic prevalence is up to 15% in adults over 30 years of age2. Osteoarthritis of the thumb is a degenerative and progressive condition, and over time, conservative treatments and anti-inflammatory medication to reduce pain and swelling start losing their effectiveness. Currently, there are no effective long-term treatments for this disease.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

1.	Van Der Oest et al., 2021 - The prevalence of radiographic thumb base osteoarthritis: a meta-analysis.
2.	Berger et al., 2015 - Management of osteoarthrosis of the thumb joints.